 Exhibit 99.1
IFRS USD Press Release

Double digit growth for the fourth consecutive quarter, coupled with 1.2% operating margin expansion in Q2

Bengaluru, India – October 11, 2019

“Our performance was robust on multiple dimensions – revenue growth, digital growth, operating margins, operational efficiencies, large deal signings and reduction in attrition”, said Salil Parekh, CEO and MD. “All these are clear signs that we are progressing well in our journey of client-centricity and maximizing value for our stakeholders.”

•	Q2 20 revenues grew year-on-year by 9.9% in USD; 11.4% in constant currency
•	Q2 20 revenues grew sequentially by 2.5% in USD; 3.3% in constant currency
•	Q2 20 Digital revenues at $1,230 million (38.3% of total revenues), year-on-year growth of 38.4% and sequential growth of 10.7% in constant currency
•	Q2 20 operating margin at 21.7%, 1.2% improvement over Q1 20
•	H1 revenues grew by 11.9% in constant currency
•	H1 operating margin at 21.1%, within the margin guidance for the year
•	Declared interim dividend of 8 per share (approximately $0.11 per ADS*)
•	Increased lower end of FY 20 revenue guidance; revised guidance is 9%-10% in constant currency
•	Maintained FY 20 operating margin guidance range of 21%-23%

*USD/INR exchange rate as of September 30, 2019

1.	Financial Highlights – Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended September 30, 2019

Revenues were $3,210 million, growth of 9.9% YoY and 2.5% QoQ

Operating profit was $696 million, increase of 0.5% YoY and 8.3% QoQ. Operating margin was 21.7%.

Basic EPS was $0.13, growth of 0.2% YoY and 5.6% QoQ

For six months ended September 30, 2019

Revenues were $6,340 million, growth of 10.2% YoY

Operating profit was $1,338 million, decline of 1.8% YoY. Operating margin was 21.1%.

Basic EPS was $0.26, growth of 1.6% YoY

Q2 witnessed another quarter of all-round growth in industry segments and geographies which is a testimony to our strong credentials and client relevance”, said Pravin Rao, COO. “Large deal wins were $2.8 bn. We are especially pleased by the reduction in attrition driven by our focus on enhanced employee value proposition.”

“We saw expansion in operating margins during the quarter driven by improvement in operational parameters and cost efficiencies”, said Nilanjan Roy, CFO. “We took the first step towards implementation of our new capital allocation policy by increasing interim dividend by over 14% compared to FY 19.”

2.	Capital Allocation

The Company completed its share buyback of 8,260 crore on 26th August, 2019. With this the company completed the additional capital return program of upto 13,000 crore announced in April 2018.

3.	Client wins & Testimonials

•	We were selected by Toyota Material Handling North America (TMHNA) for a cloud-based IoT telematics product implementation along with application support and development for its SAP Platform. As the development partner for TMHNA Global Telematics Solution (GTS), an industry leading cloud-based IoT offering, Infosys is enabling remote monitoring and diagnostic capabilities including vehicle access control, system maintenance, condition sensing and location tracking.

•	We were selected as a strategic partner by Movement Mortgage, a fast-growing mortgage bank in the U.S., to lead its digital transformation and accelerate growth. Infosys will support Movement Mortgage’s 650 locations in 47 states to ensure the smooth transition of business models in key projects, with the aim to increase business volume and leverage the company’s fintech services to develop mortgage industry specific solutions for Infosys customers.

•	In collaboration with Microsoft, we announced a long-term strategic partnership with JG Summit Holdings, Inc., one of the largest and most diversified conglomerates, headquartered in Manila, Philippines. As a technology services partner, Infosys is helping formulate and execute the digital transformation strategy for JG Summit, based on Microsoft Azure, an open, hyper-scale, enterprise-grade cloud platform, along with SAP S/4 HANA. The collaboration will offer JG Summit seamless implementation and migration to Microsoft Azure cloud platform, to develop an agile and robust digital infrastructure for its business processes.

•	EdgeVerve Systems, a subsidiary of Infosys, was selected by Al Ahli Bank of Kuwait to steer its automation journey using AssistEdge Robotic Process Automation (RPA). We are working the bank in their process automation journey, driving cost efficiencies and streamlining its operations.

•	We have partnered with one of the largest utility companies to transform its IT Service Management. The program, leveraging ServiceNow, is helping our client significantly improve end-user experience, enhance employee productivity and deliver business agility. Infosys will also deliver a comprehensive solution for organization change management and user training as a part of this program.

4.	Recognitions

•	Ranked 3 in the Forbes list of The World’s Best Regarded Companies for 2019
•	Won the United Nations Global Climate Action Award in the ‘Climate Neutral Now’ category
•	Recognized as a leader in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide
•	Recognized as a leader in Software Product Engineering Services PEAK Matrix™ Assessment 2019 by Everest Group
•	Recognized as a leader in the DevOps Services PEAK Matrix™ Assessment 2019 by Everest Group
•	Recognized as a leader in IDC MarketScape: Worldwide Intelligent Automation Services 2019 Vendor Assessment
•	Recognized in HFS Top 10: Digital Front Office: CX Design, Sales, And Marketing
•	Recognized in HFS Top 10: Banking and Financial Services (BFS) Sector Service Providers
•	Recognized in HFS Top 10: Cloud Migration and Management Services 2019
•	Recognized as a Leader in NelsonHall’s Smart IT Services in Utilities
•	Recognized in HFS SAP SuccessFactors Services Top 10 Report
•	Recognized as 2019 Working Mother & AVTAR Best 100 Companies for Women in India and ‘2019 Champion of Inclusion' in the Most Inclusive Companies in India Index
•	Won the 2019 Oracle Excellence Award for Global Partner of the Year in CX – Sales Cloud
•	Won the Oracle Excellence Award for NA partner of the Year for Emerging Technologies
•	Recognized as the 2019 Global Alliance SI Partner of the Year by Microsoft
•	Recognized as the Microsoft US Service Partner ACR Winner for the FY20 Microsoft One Commercial Partner Winners Circle program

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients to navigate their digital transformation, leveraging our teams from over 46 countries. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, whiv ch involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Mehak Chawla +91 80 4156 3998 Mehak.Chawla@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(Dollars in millions except equity share data)

	September 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	2,324	2,829
Current investments	496	958
Trade receivables	2,265	2,144
Unbilled revenue	1,026	777
Prepayments and other current assets	761	827
Income tax assets	5	61
Derivative financial instruments	15	48
Total current assets	6,892	7,644
Non-current assets
Property, plant and equipment	1,878	1,931
Right-of-use assets(B3)	552	–
Goodwill	576	512
Intangible assets	191	100
Non-current investments	556	670
Deferred income tax assets	192	199
Income tax assets	904	914
Other non-current assets	280	282
Total non-current assets	5,129	4,608
Total assets	12,021	12,252
LIABILITIES AND EQUITY
Current liabilities
Trade payables	301	239
Lease liabilities(B3)	73	–
Derivative financial instruments	5	2
Current income tax liabilities	216	227
Client deposits	2	4
Unearned revenue	382	406
Employee benefit obligations	258	234
Provisions	86	83
Other current liabilities	1,388	1,498
Total current liabilities	2,711	2,693
Non-current liabilities
Lease liabilities(B3)	503	–
Deferred income tax liabilities	99	98
Employee benefit obligations	6	6
Other non-current liabilities	113	55
Total liabilities	3,432	2,852
Equity
Share capital- 5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,239,482,666 (4,335,954,462) equity shares fully paid up, net of 18,929,512 (20,324,982) treasury shares as at September 30, 2019 (March 31, 2019)	332	339
Share premium	295	277
Retained earnings	10,510	11,248
Cash flow hedge reserve	2	3
Other reserves	460	384
Capital redemption reserve	17	10
Other components of equity	(3,079)	(2,870)
Total equity attributable to equity holders of the company	8,537	9,391
Non-controlling interests	52	9
Total equity	8,589	9,400
Total liabilities and equity	12,021	12,252

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(Dollars in millions except equity share and per equity share data)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Six months ended September 30, 2019	Six months ended September 30, 2018
Revenues	3,210	2,921	6,340	5,753
Cost of sales	2,140	1,884	4,261	3,703
Gross profit	1,070	1,037	2,079	2,050
Operating expenses
Selling and marketing expenses	165	154	333	303
Administrative expenses	209	191	408	384
Total operating expenses	374	345	741	687
Operating profit	696	692	1,338	1,363
Other income, net	89	105	195	212
Finance cost(B3)	(6)	–	(12)	–
Reduction in the fair value of Disposal Group held for sale(A1)	–	–	–	(39)
Profit before income taxes	779	797	1,521	1,536
Income tax expense	207	216	403	420
Net profit	572	581	1,118	1,116
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(3)	1	(6)	1
Equity instrument through other comprehensive income, net	1	2	1	2
	(2)	3	(5)	3
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	–	(2)	2	(9)
Fair value changes on derivatives designated as cash flow hedge, net	2	(4)	(1)	(3)
Foreign currency translation	(224)	(461)	(207)	(929)
	(222)	(467)	(206)	(941)
Total other comprehensive income/(loss), net of tax	(224)	(464)	(211)	(938)
Total comprehensive income	348	117	907	178
Profit attributable to:
Owners of the Company	569	581	1,115	1,116
Non-controlling interests	3	–	3	–
	572	581	1,118	1,116
Total comprehensive income attributable to:
Owners of the Company	346	117	905	178
Non-controlling interests	2	–	2	–
	348	117	907	178
Earnings per equity share
Basic ($)	0.13	0.13	0.26	0.26
Diluted ($)	0.13	0.13	0.26	0.26
Weighted average equity shares used in computing earnings per equity share
Basic	4,249,343,678	4,347,055,177	4,275,615,916	4,346,857,296
Diluted	4,255,822,953	4,352,208,472	4,282,322,537	4,351,915,210

NOTES:

A.	Notes pertaining to previous quarters / periods

1.	In the six months ended September 30, 2018, the Company had recorded a reduction in the fair value amounting to $39 million in respect of its subsidiary Panaya.

B.	Notes pertaining to the current quarter

1.	The audited interim condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and half year ended September 30, 2019 have been taken on record at the Board meeting held on October 11, 2019.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	On account of adoption of IFRS 16- Leases effective April 1, 2019.